FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Summary of Annual General Meeting held on April 27, 2006.

2.	Minutes of the Supervisory Meeting held April 27, 2006.

Item 1

NORTEL INVERSORA S.A.

Summary of Annual General Meeting held on April 27, 2006.

There were six stockholders present, four of them by proxy and two of them pro se, having deposited the amount of 6,152,.467 shares in total, and which represented 78.24 % of the capital stock and of the shares; one stockholder deposited 5,330,400 common shares, face value $53,304,000, which granted him the right of 5,330,400 votes; four stockholders deposited 584,812 Class A Preferred Shares, face value $10 each, which granted them the right to one vote per share; and one stockholder deposited 237,255 Class B Preferred Shares, face value $10 each, which granted him the right to one vote per share.

1) Appointment of two stockholders to sign the Minutes

The meeting voted that the two stockholders present holding the higher amount of shares to participate in the Meeting should sign the Minutes.

2) Consideration of the documents prescribed in section 234, subparagraph 1 of Act 19,550 and of the Rules and Regulations of the Comisión Nacional de Valores (CNV) [Argentina’s Securities Commission], and the accounting records in English required by the Securities and Exchange Commission of the United States of America, for the fiscal year ending December 31, 2005.

The meeting voted in favor of the approval of the Annual Report, registered in Minutes of the Board’s Meeting Nº166, the Forward-looking Statement, information of Section 68 of the Buenos Aires Stock Exchange Bidding Rules and Regulations, the General Balance Sheet, the Income Statement, the Cash Flow and Equity Statement, Notes and Annexes to complement them and that are recorded in Inventory Book N° 9, and the accounting documentation in English as required by the United States Securities & Exchange Commission, the Supervisory Committee’s report and the Annual Report submitted by the Audit Committee, all of them corresponding to fiscal year ending December 31, 2005 (except for the destination to be prescribed to non-appropriated profits and losses, this matter to be considered specifically in the Agenda). It was also resolved by a majority of votes not to read said documentation at the meeting, as everyone present was well acquainted with it.

3) Consideration of non-appropriated amounts at December 31, 2005.

The meeting voted in favor of the transference of the whole of the negative non-appropriated amounts at December 31, 2005, to a new fiscal year.

4) Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ending December 31, 2005.

The meeting voted in favor of the performance of services rendered by the Board and the Supervisory Committee, and that of each and all of the Directors and Auditors who served during the fiscal year that ended on December 31, 2005.

5) Consideration of the Board of Directors´ compensation (Arg ($ 270,000.-, appropriated amount) for the fiscal year ending December 31, 2005, which recorded loss under the Rules of the Comisión Nacional de Valores.

The meeting voted in favor of the approval of the global amount of AR$ 270,000 as fees to Mr. Carlos Marcelo Villegas, Mr. Guillermo Michelson Irusta and Mr. Ricardo Alberto Ferreiro for the performance of technical and administrative duties, each time they performed said duties. It was placed on record that the rest of the Directors waived the payment of their fees.

6) Authorization to the Board of Directors to make advanced payments of fees payable, for up to $ 288,000, to those directors who, during the eighteenth fiscal year, qualified as “independent directors” or performed technical and administrative services or executed special commissions, subject to what the shareholders’ meeting may resolve.

The meeting resolved to grant the Board authorization to make advanced payments of fees to those directors who, during the fiscal year 2006, shall perform technical and administrative duties or shall, at the Board’s request, fulfill special commissions , if such is the case, and/or to the independent directors that shall be appointed, up to a sum of AR$ 288,000.-, stating that such amount is the aggregate and not for each or any director in particular.

7) Fees payable to the Supervisory Committee for the seventeenth fiscal year

As regards the fiscal year that is being considered, the meeting resolved to assign the Supervisory Committee an allocation of AR$ 60,000. The Supervisory Committee is empowered to decide upon the distribution of said allocation among its regular members.

8) Determination of the number of regular and alternate directors for the eighteenth fiscal year.

The meeting voted to set in 6 (six) the number of regular Board members and in 6 (six) the number of alternate members, out of which 5 (five) regular members and 5 (five) alternate members shall be appointed by the Common Stockholders, while the sixth Regular Director and the sixth Alternate Director shall be appointed by Class A and B Preferred Stockholders jointly.

9) Appointment of one regular and one alternate director by Class A and Class B Preferred Shares jointly.

The appointment of said directors was performed by the General Meeting, in compliance with Section 8° of Chapter II of CNV Rules and Regulations. Mr. Gustavo Sebastián Viramonte Olmos and Mr. Joaquín Acuña were respectively appointed regular director and alternate director. It was placed on record that each of them is independent, as is required both by Section 4, Chapter XXI of CNV Rules, and by the United States Securities & Exchange Commission Rules.

10) Appointment of regular and alternate directors by Common Shares for the eighteenth fiscal year.

Common stockholders unanimously voted that directors shall be appointed as follows:

a)	Regular Directors: Mr. Oscar Carlos Cristianci; and Mr. Franco Alfredo Agustin Pablo Livini; Alternate Directors: Mr. Bruno Iapadre and Mr. Jorge Alberto Firpo who shall replace indistinctly such regular Directors in the event of absence or hindrance of any of them.

b)	Regular Director: Mr. Ricardo Alberto Ferreiro and Alternate Director Mr. Pablo Ginnetty, who shall replace the Regular Director in the event of absence or hindrance.

c)	Regular Director Mr. Eduardo Federico Bauer and Alternate Director Mr. Horacio Walter Bauer, who shall replace Regular Director Mr. Eduardo Federico Bauer in the event of absence or hindrance.

d)	Regular Director Mr. Guillermo Michelson Irusta and Alternate Director Mr. Alejandro Borda, who shall replace Regular Director Mr. Guillermo Michelson Irusta in the event of absence or hindrance.

Regular Director Mr. Guillermo Michelson Irusta, and Alternate Directors Mr. Pablo Ginnetty and Mr. Alejandro Borda are “independent” as required by both CNV Rules and Regulations and by Rule 10 A-3 of the SEC Rules. Mr. Ricardo Alberto Ferreiro is “independent” as regards Rule 10 A-3, and he would be considered “non-independent” as regards CNV’s interpretation of Section 11 of Chapter III of the Rules and Regulations. The remaining regular and alternate directors are “non-independent”.

Additionally, it was resolved to grant the necessary authorizations to register the resolutions with the National Stock Exchange Commission and the General Inspection of Justice.

11) Appointment of the regular and alternate members of the Supervisory Committee.

It was resolved to approve the appointments of Ms. Silvia Graciela Poratelli, Mr. Enrique Garrido and Mr. Gerardo Prieto as Regular Comptrollers and Ms. Jacqueline Berzon, Mr. Mariano Federici and Mr. Guillermo Feldberg as Alternate Comptrollers. Ms. Berzon and Mr. Federici shall replace Ms. Poratelli and Mr. Garrrido indistinctly, and Mr. Feldberg shall replace Mr. Prieto.

It was placed on record that, in compliance with Section 4° of Chapter XXI of CNV’s Rules and Regulations, Ms. Silvia Graciela Poratelli, Mr. Enrique Garrido, Ms. Jacqueline Berzon and Mr. Mariano Federici are lawyers and work with the Estudio Garrido Abogados (Garrido Law Firm). As regards Mr. Gerardo Prieto and Mr. Guillermo Feldberg, they are public accountants and none of them are included in those cases which Technical Resolution N°15 of the Federación de Consejos Profesionales

de Ciencias Económicas mention as cases where the accountant is “Non Independent”, nor are they included in any of the cases set forth with relation to the third paragraph of Section 4º of Chapter XXI of CNV Rules. All of the people appointed as regular and alternate comptrollers are comptrollers to Telecom Argentina S.A., and are members of the Supervisory Committee of the companies controlled by Telecom and are also members of Sofora Telecomunicaciones S.A. Supervisory Committee. It was also informed that neither the proposed comptrollers, nor the Firms they belong to, or any other professionals who work for said Firms, have ever been External Auditors to the Company, nor shall be proposed as such by the shareholder they represent.

12) Appointment of the External Auditors of the Company for the eighteenth fiscal year and determination of their fees, as well as those which correspond to the External Auditors who performed during the fiscal year that ended on December 31, 2005.

The meeting unanimously voted in favor of the appointment of Mr. Juan Carlos Grassi as Regular Auditor and Mr. Carlos Néstor Martinez and Ms. Silvia Patricia Giordano as Alternate Auditors from “Price Waterhouse & Co. S.R.L” as External Auditors to the Company for the fiscal year ending December 31, 2006. It was placed on record that the professionals with the mentioned Firm have filed with CNV the corresponding affidavits as prescribed in Section 12 of Decree N° 677/01. It was also resolved by a majority that their fees shall be determined by the Meeting which will consider the documentation of the fiscal year ending December 31, 2006; the Audit Committee is empowered to decide upon the ways services shall be performed and upon the advanced payments of fees.

Additionally, it was resolved that an amount totaling .$72,600.- (VAT included) shall be paid as fees to the External Auditors, “Price Waterhouse & Co”, who performed their services during the fiscal year that ended on December 31, 2005.

13) Consideration of the Audit Committee’s budget for fiscal year 2006.

It was resolved that a budget of $ 50,000 shall be approved for fiscal year ending December 31, 2006, so that the Committee may receive counseling from lawyers and other independent professionals and hire their services for account of the Company.

Item 2

Acta Nº 169: : In the City of Buenos Aires, at Alicia Moreau de Justo 50, Floor 11º, on the 27th day of April, 2006, at 5.00 p.m., the Board of Directors of NORTEL INVERSORA S.A. held a duly convened meeting, with the attendance of the undersigned Regular Directors and the members of the Supervisory Committee. Also present, Mr. José Gustavo Pozzi, Manager of the Company.

The meeting was presided over by Mr. Oscar Cristianci, who, after confirming there was a quorum, declared the meeting open and proceeded to business.

1. Appointments

After taking the floor, Mr. Cristianci informed that, on April 27, 2006, the Annual General Meeting appointed five Regular Directors and five Alternate Directors for the Common shares, and One Regular Director and one Alternate Director for Class A and B Preferred shares jointly; therefore, this meeting was held in order to proceed to the appointment of the Chairman and Vice Chairman of the Board, pursuant to Section 15 of the By-Laws.

After some consideration, in which candidates refrained from intervening, the Board of Directors resolved unanimously to appoint Mr. Oscar Carlos Cristianci as Chairman and Mr. Ricardo Alberto Ferreiro as Vice Chairman of the Board. The Board of Directors is therefore constituted as described below:

Chairman:	Oscar Carlos Cristianci

Vice Chairman:	Ricardo Alberto Ferreiro

Regular Directors:	Franco Alfredo Agustín Pablo Livini

Eduardo Federico Bauer

Guillermo Michelson Irusta

Gustavo Sebastián Viramonte Olmos (Class A and B Preferred)

Alternate Directors:	Bruno Iapadre

Pablo Ginnetty

Jorge Alberto Firpo

Horacio Walter Bauer

Alejandro Borda

Joaquín Acuña (Class A and B Preferred)

According to what was resolved by the Meeting on April 27, 2006, Alternate Directors Mr. Bruno Iapadre and Mr. Jorge Alberto Firpo shall replace indistinctly Regular Directors Mr. Oscar Carlos Cristianci.and Mr. Franco Alfredo Agustín Pablo Livini. Directors Mr. Pablo Ginnetty and Mr. Horacio Walter Bauer shall replace respectively Regular Directors Mr. Ricardo Alberto Ferreiro and Mr. Eduardo Federico Bauer. Alternate Director Mr. Alejandro Borda shall replace Regular Director Mr. Guillermo Michelson Irusta, and Alternate Director Mr. Joaquín Acuña shall replace Regular Director Mr. Gustavo Sebastián Viramonte Olmos. In the event of absence or hindrance whatsoever, any and all of the Alternate Directors shall replace the Regular Directors in the abovementioned order, according to what was resolved in the Meetings held on this day.

It is hereby stated that the appointed Directors who were present accepted their appointments, and that those who were absent have sent a written notice accepting their appointments and constituting special domicile.

Pursuant to Section 256 of Act 19,550, Regular and Alternate Directors constitute special domicile, as follows:

Regular Directors:

Oscar Carlos Cristianci: Av. Madero 900, Floor 26, Ciudad de Buenos Aires.

Ricardo Alberto Ferreiro: Av. Callao 2073, 2° Ciudad de Buenos Aires.

Franco Alfredo Agustin Pablo Livini: Av. Madero 900, Floor 26, Ciudad de Buenos Aires.

Eduardo Federico Bauer: Uruguay 618, Floor 5, Ciudad de Buenos Aires.

Guillermo Michelson Irusta: Av. Córdoba 1255, Floor 1°, Ciudad de Buenos Aires.

Gustavo Sebastián Viramonte Olmos: Reconquista 336, Floor 11°, Ciudad de Buenos Aires.

Alternate Directors:

Pablo Ginnetty: Arenales 3800, Floor 5° D, Ciudad de Buenos Aires.

Horacio Walter Bauer: Av. Madero 900, Floor 10, Ciudad de Buenos Aires.

Bruno Iapadre: Av. Madero 900, Floor 26, Ciudad de Buenos Aires.

Jorge Alberto Firpo: Alicia Moreau de Justo 50 –Floor 13, Ciudad de Buenos Aires.

Alejandro Borda: Talcahuano 1146 –Ground Floor A, Ciudad de Buenos Aires.

Joaquín Acuña: Reconquista 336, Floor 11°, Ciudad de Buenos Aires.

In compliance with the requirements of Section 4, paragraph xxi 2, Chapter XXI, Book 6 “Transparency” of the CNV Rules and Regulations, the Chairman informed that Regualr Directors Mr. Guillermo Michelson Irusta, and Mr. Gustavo Sebastián Viramonte Olmos, and Alternate Directors Mr. Alejandro Borda, Mr. Pablo Ginnetty and Mr. Joaquín Acuña are”independent”, while the rest of the directors are “non-independent”.

Regular Directors Mr. Guillermo Michelson Irusta and Mr. Gustavo Sebastián Viramonte Olmos and Alternate Directors Mr. Pablo Ginnetty, Mr. Alejandro Borda and Mr. Joaquín Acuña are “independent” pursuant to the guidelines fixed by the Comisión Nacional de Valores, those fixed by Rule 10 A-3, and those of the SEC. Mr. Alberto Ferreiro is “independent” according to said rules, and shall be “non-independent” according to The CNV’s interpretation of Section 11 of Chapter III of CNV Rules. The rest of the directors, whether regular or alternate, are “non-independent”.

2. Audit Committee – Appointment of its members.

The Chairman took the floor and reminded the Meeting that pursuant to Decree No. 677/01, the Board had to consider the constitution of the Audit Committee for fiscal year ending December 31, 2006, including for said appointments the guidelines introduced by the Board on June 8, 2005. Additionally, the Chairman reminded the Meeting that as from July 31, 2005, all the members of the Audit Committee shall be independent, and one of said members shall qualify as financial expert, according to the criteria fixed by Rule 10 A-3 of the United States Securities & Exchange Commission.

After some consideration, the Board unanimously resolved:

a) To fix in three (3) the number of members of the Audit Committee that shall constitute said Committee as from April 27, 2006, and up to the next Annual General Meeting.

b) To appoint as members of the Audit Committee, Regular Directors Mr.Guillermo Michelson Irusta (independent director), Mr. Gustavo Sebastián Viramonte Olmos (independent director) and Mr. Ricardo Alberto Ferreiro (independent director according to the SEC and non-independent director according to CNV’s interpretation of Section 11 of Chapter III of CNV Rules). All of them formally accepted their appointments as follows: Mr. Michelson Irusta and Mr. Ferreiro in the present meeting, and Mr. Viramonte Olmos by written notice. It was stated that all of them are versed and experienced in business and/or finance and/or accounting, as required by Section 13 of Chapter III of the CNV Rules.

c) To establish that Mr. Ricardo Alberto Ferreiro qualifies as “financial expert” of the Audit. Committee, as he complies with all the requirements set forth in the applicable SEC rules, i.e: knowledge of the accounting rules, regulations and principles generally accepted (PCGA) (Accounting Principles Generally Accepted); competence to evaluate the general application of the PCGA in relation with accounting of estimates, accruals and reserves; experience in balance sheet preparation, auditing, analysis and evaluation with a level of complexity similar to those of the Company; knowledge of internal controls and procedures to prepare and present financial reports; and understanding of the Audit Committee’s role. The Board placed on record that Mr Ferreiro’s appointment was based in Mr. Ferreiro’s professional background, as follows: he holds a degree as lawyer, he performed services as syndic liquidator of financial entities, and from 1994 to 1999 he was appointed for two terms as Comptroller of the Banco Central de la República Argentina by the National Executive Power in accordance with the National Senate. Subsequently, he was Director of the Banco Central de la República Argentina. The abovementioned professional background and experience show that Mr. Ferreiro meets the legal criteria stipulated to qualify as “financial expert” for the Audit Committee.

d) To immediately appoint a member in case of resignation, removal, death or incapacity whatsoever of any of the Audit Committee’s members, pursuant to the Audit Committee’s Regulations. Said new member shall hold office until the next Annual General Meeting (item1.5 of the Regulations). The appointed member shall fulfill the requirements in item I.4 of said Regulations and his/her appointment shall not affect the majority of the Audit Committee’s independent members.

e) To inform the societies’ supervision authorities of the appointment of the members of the Audit Committee, in compliance with section 13 of Chapter III of the CNV Rules and Regulations, and Rule 10 A-3 of the United States Securities & Exchange Commission.

The members of Nortel’s Audit Committee stated that they do not form part of any other Audit Committees.

In the event they should form part of more than three Audit Committees of companies in public tender, the members of the Audit Committee agree to inform the Board of the Company of such situation, so that, if such is the case, the Board may evaluate if this is compatible with the time needed to perform their duties.

There being no further matters to be dealt with, the meeting was adjourned at 6.00 p.m.

Attendance:

Regular Directors:	Oscar Carlos Cristianci

Ricardo Alberto Ferreiro

Franco Alfredo Livini

Eduardo Federico Bauer

Guillermo Michelson Irusta

Supervisory Committee:	Enrique Garrido

Silvia G.Poratelli

Gerardo Prieto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 5, 2006	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager